Alf
3-18-2002

02019368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 4 2002

SEC FILE NUMBER
8- 33753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First New York Securities, LLC & Subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Friedman — 212-848-0600
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036-2602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

3/21/02
S.S

OATH OR AFFIRMATION

I, Michael Friedman swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First New York Securities, LLC & Subsidiaries, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KATHY A. PASQUALE
Notary Public, State of New York
No. 01PA5052830
Qualified in New York County
Certificate Filed in New York County
Commission Expires Dec. 4, ~~19~~ 2005

Notary Public

Signature

Managing Member

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONTENTS
December 31, 2001

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
First New York Securities L.L.C.

We have audited the accompanying consolidated statement of financial condition of First New York Securities L.L.C. and Subsidiaries as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of First New York Securities L.L.C. and Subsidiaries as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 19, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash	$ 444,739
Receivable from Brokers	142,225,317
Securities Owned, at market value	233,155,052
Secured Demand Notes (market value of collateral $12,461,878)	11,560,000
Investments in and Receivables from Affiliated Investment Partnerships	21,204,737
Other	5,989,046
Total Assets	$414,578,891
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$186,923,665
Accrued expenses and other liabilities	48,145,294
Bank loan payable	1,000,000
	236,068,959
Commitments	
Subordinated Liabilities	11,560,000
Members' Equity	166,949,932
Total Liabilities and Members' Equity	$414,578,891

See Notes to Consolidated Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

The consolidated statement of financial condition includes the accounts of First New York Securities L.L.C. ("FNYS") and its subsidiaries, FNY Capital Corp., FNY Properties Corp. and First New York Securities Limited (collectively, the "Company"). All significant intercompany account balances and transactions have been eliminated in consolidation.

FNYS is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the National Futures Association (the "NFA").

FNYS is engaged in the proprietary trading of securities and acts as an introducing broker.

The Company records transactions in securities and commission revenue and expenses on a trade-date basis. Dividends are accrued on the ex-dividend date.

Securities owned and securities sold, not yet purchased, are stated at quoted market values, with the resulting unrealized gains and losses reflected in Members' equity.

Investments in affiliated investment partnerships aggregating approximately $21,070,000 have been valued at the Company's share of the net asset values as reported by the limited partnerships.

No provision for federal and state income taxes has been made for FNYS since, as a limited liability company, FNYS is not subject to income taxes. FNYS's income or loss is reportable by its Members on their individual tax returns. FNYS has provided for New York City unincorporated business tax and foreign income taxes in connection with its London branch office and subsidiary.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange in effect during the period. Gains or losses resulting from foreign currency transactions are included in Members' equity.

This consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

2. RECEIVABLE FROM BROKERS:

The clearing and depository operations for the Company's security transactions are provided substantially by Bear Stearns Securities Corp., which is a member of major securities exchanges. For financial reporting purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. At December 31, 2001, substantially all of the

securities owned and the receivable from brokers reflected in the statement of financial condition are positions carried by and amounts due from this broker. The securities serve as collateral for the amount due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2001, there were no unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

3 SECURITIES SOLD, NOT YET PURCHASED:

The Company may be exposed to risk of loss not reflected in the accompanying consolidated statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

4. BANK LOAN PAYABLE:

The Company entered into a revolving credit loan agreement with a bank for a maximum credit line of $2,500,000 which expires in June 2002. The unsecured loan payable to the bank is $1,000,000 at December 31, 2001 and bears interest, payable monthly, at the bank's prime rate (4.75% at December 31, 2001). The estimated fair value of the bank loan approximates the carrying amount based on current rates available to the Company for debt with substantially the same terms and maturities.

5. SUBORDINATED LIABILITIES:

Liabilities subordinated to the claims of general creditors have been approved by the NASD for inclusion in computing FNYS's net capital pursuant to the SEC's Uniform Net Capital Rule.

The amounts, interest rates and maturities of the subordinated loans are as follows:

Maturity	Interest Rate	Amount
February 1, 2002	9 %	$ 2,815,000
February 28, 2002	7.5	950,000
March 1, 2002	7.5	1,950,000
March 31, 2002	7.5	950,000
August 31, 2002	4	1,600,000
January 1, 2003	7.5	1,000,000
February 1, 2003	6	2,295,000
		$11,560,000

Subordinated debt is withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, FNYS meets the

SEC's capital regulations governing withdrawal of subordinated debt. The estimated fair value of the subordinated borrowings and the secured demand notes receivable approximate the carrying amount based on current rates available to the Company for debt with substantially the same terms and maturities.

6. RELATED PARTY TRANSACTIONS:

One of FNYS's subsidiaries, FNY Capital Corp., is the general partner in 10 affiliated investment partnerships from which it receives all its management fees. FNYS also invests in various affiliated investment partnerships. The Company conducts certain securities transactions for these partnerships and, accordingly, earns commissions.

7. EMPLOYEE BENEFIT PLAN:

The Company maintains a noncontributory 401(k) salary reduction plan covering substantially all employees subject to certain minimum age and length-of-service requirements.

8. NET CAPITAL REQUIREMENT:

FNYS is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's capital requirements pursuant to Regulation 1.17. These rules require that FNYS maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, FNYS had net capital of $103,246,936 which exceeded the requirement by $100,633,278.

Pursuant to the requirements of rule 17a-5 of the SEC, the following summarizes the financial condition of the subsidiaries consolidated in the accompanying consolidated statement of financial condition, but not consolidated in the Company's corresponding unaudited Form X-17A-5 Part IIA report filed with the SEC:

Assets	$14,880,579
Liabilities	16,495,254
Members' equity (deficiency)	$ (1,614,675)

9. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's trading activities include the purchase and sale of derivative financial instruments such as commodity futures contracts and equity options. These derivatives are used for trading purposes and for managing risk associated with securities owned and securities sold, not yet purchased. All positions are reported in the accompanying consolidated statement of financial condition at fair value and any change in fair value is reflected in Members' equity as gain or loss as it occurs. Commodity futures contracts are reported at open-trade equity. These financial instruments involve elements of market risk in excess of the amounts recognized in the consolidated statement of financial condition.

10. COMMITMENTS:

The Company is obligated under various noncancelable operating leases for office space expiring on various dates through September 2007. The leases contain provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year ending December 31,	
2002	$ 3,306,158
2003	2,881,710
2004	1,625,067
2005	834,018
2006	816,625
2007	612,469
	$10,076,047

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

SEC MAIL PROCESSING RECEIVED MAR 0 4 2002 WASH. D.C. 340 SECTION

To the Members of
First New York Securities L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of First New York Securities L.L.C. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's and the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of First New York Securities L.L.C. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Members of the Company, management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and/or Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 19, 2002